

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2015

<u>Via E-mail</u>
Ms. Stacie Schuler, Chief Financial Officer
Heron Lake BioEnergy, LLC
91246 390th Avenue
Heron Lake, MN 56137-1375

      Re: **Heron Lake BioEnergy, LLC**
              Form 10-K For the year ended October 31, 2014
              Filed January 28, 2015
              Definitive Proxy on Schedule 14A
              Filed February 27, 2015
              File No. 0-51825

Dear Ms. Schuler:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ John Cash

              John Cash
              Branch Chief

Cc: Amy Peipmeier, Attorney, DavisBrown Law